Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 6, 2022

Re:	StartEngine Collectibles Fund I LLC
Post Qualification Amendment No. 10
to Offering Statement on Form 1-A
Filed April 6, 2022
File No. 024-11416

Dear Ms. Bagley,

On behalf of StartEngine Collectibles Fund I LLC, I hereby request qualification of the above-referenced offering statement at 9:30 am, Eastern Time, on Friday, April 8, 2022, or as soon thereafter as is practicable.

Sincerely,

StartEngine Collectibles Fund I LLC

By: StartEngine Assets, LLC, its managing member

By:	/s/ Leon Benrimon
Leon Benrimon
Manager